Exhibit 99.7

KEEGAN

No Tempian Lane, Airport Residential Area, Accra Post Office Box CT6153, Accra
Tel. # +233 21 777 349 and +233 243 090 224 Fax +233 21 777 340

This Deed of Agreement is made this 19th day of February 2008 BETWEEN the Official Liquidator of Bonte Gold Mines Limited, Joseph Kofi Harlley of Registrar General's Department, Victoriaborg, Post Office Box 118, Accra (hereinafter called the "Assignor" which expression shall where the context so requires or admits include his successors and assigns) of the one part AND Keegan Resources (Ghana) Limited, acting by Daniel T. (Dan) McCoy of No. 2 Second Close, Airport Residential Area, Post Office Box CT6153, Accra, (hereinafter called "the Assignee" which expression shall where the context so admits or require include its successors and assigns) of the other part.

WHEREAS

A. The Government of the Republic of Ghana (the "Government") granted a thirty-year mining lease in March 1990 and registered as No. LVB 1557/90 (the "Jeni Mining Lease") to Jeni River Development Company Limited to conduct mining operations at the Bonte/Jeni Area covering an area of 52.75 sq. km and more particularly described in the Jeni Mining Lease as attached hereto as Appendix A

B. The Jeni Mining Lease was in 1997 assigned to Jeni Gold Mining Limited by Jeni River Development Company Limited with the approval of the Minister of Mines.

C. Jeni River Development Company Limited and Jeni Mining Company Limited were wholly owned subsidiaries of Akrokeri Ashanti Goldmines Inc; also the parent company of Bonte Gold Mines Limited.

D. On the application of its majority shareholder, Akrokeri-Ashanti Gold Mines Inc., the High Court presided over by Her Lordship Cecilia Sowah on 25 March 2004 placed Bonte Gold Mines Limited into official liquidation.

E. Pursuant to Section 7 of the Bodies Corporate (Official Liquidation) Act, 1963 (Act 180), the Registrar of Companies, was appointed as Official Liquidator for the orderly winding up of Bonte Gold Mines Limited.

F. The Jeni Concession was abandoned by Jeni Gold Mining Limited, a subsidiary of Akrokeri-Ashanti Gold Mines Inc.

G. Upon Jeni Gold Mining Limited abandoning the Jeni Concession, the Minister of Lands, Forestry and Mines granted the Assignor the right to effect this assignment in order that the environmental degradation caused on the

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Concessions held by the subsidiaries of Akrokeri-Ashanti Gold Mines Inc may be remedied G. The Assignee has offered to acquire the unexpired residue of the mining lease from the Assignor and the Assignor has agreed to grant the Assignee the sole and exclusive right to acquire same by way of assignment upon and subject to the following terms and conditions. 1. DEFINITIONS AND INTERPRETATIONS (a) "Approval" means the
Minister's approval. (b) "Area of interest" means the area as set out and described in the schedule to this agreement. (c) "Jeni Mining Lease" means the mining lease granted by the Government to Jeni River
Development Company Limited on 22 March 1990 and assigned to Jeni Gold Mining Limited in 1997 and attached to this agreement as appendix A. (d) "Government" means the Government of the Republic of Ghana.
(e) "Law" means any constitution, law, statute, decree, rule, regulation, judicial act or decision, judgment, order, proclamation, directive, executive order or sovereign act of the Government that regulates, controls or relates to mining operations or activities in Ghana. (f) "Mining Assets" means the mining lease and concession together with the immovable assets ceded, assigned or made available by the Official Liquidator that are located on the area as set out and described in the schedule to this agreement. (g) "Minister" means the Minister of Lands,
Forestry and Mines. (h) "Parties" means the Official Liquidator and Keegan Resources (Ghana) Limited. 2

(j) "Production Royalty" means the net smelter returns royally defined by the applicable mining law of Ghana. INTERPRETATIONS in this agreement: a) the Index and the headings to the clauses shall be deemed to have been included for purposes of convenience only and shall not govern the interpretation hereof; b) unless the context indicates otherwise, a reference to: i) the singular shall be deemed to include a reference to the plural and vice versa; ii) any one gender shall be deemed to Include a reference to the other two genders;
iii) a natural person shall be deemed to include a reference to a body corporate. NOW therefore the PARTIES HERETO AGREE AS FOLLOWS: 2. SCOPE AnD DURATION OF THE
AGREEMENT 2.1 this agreement shall comprise: a) the assignment of the rights under Jeni
Mining Lease to the Assignee. b) the cession to the Assignee of the mining Assets for its mining operations on the following basis: i) the assumption by the assignee of the responsibility for the operation of Assignor's existing Jeni mining Lease from the effective date. ii) the Jeni mining lease shall form part of this agreement and the terms and conditions contained therein shall apply mutatis. 3

mutandis to this agreement provided that if any provision contained in this agreement conflicts with any provision contained within the Jeni Mining Lease, the provisions of the Jeni
Mining Lease shall prevail or govern; and 3. CONSIDERATION 3.1 As consideration for this assignment the Assignee shall pay fifty thousand United States Dollars (US$ 50,000.00) to the
Minerals Commission and fifty thousand United States Dollars (US$ 50,000.00) to the Assignor.
4. DEVELOPMENT PLAN FOR JENI CATCHMENT AREA 4.1 The Assignee undertakes to develop the Jeni Catchment Area as contained in the Development Plan to be submitted to the
Assignor and the Minerals Commission. 4.2 The Assignor may terminate this agreement in the event that the Assignee fails to comply with its obligations under the immediate preceding provision. 5. PRODUCTION ROYALTY 5.1 The Production Royalty will become payable on the
Jeni Mining Lease upon the commencement of Commercial Production in respect of the lease.
Each calendar quarter, the Assignee shall be obliged to pay and the Assignor shall be entitled to receive a Production Royalty equal to zero point five percent (0.5%) of the total revenue of minerals obtained from its mining operations. 5.2 Within 60 days after the end of the first full
Calendar Quarter in which the Production Royalty is payable and each Calendar Quarter thereafter the Assignee shall: (a) pay or cause to be paid to the Assignor an amount equal to the Production Royalty to which the Assignor is entitled hereunder; and (b) deliver lo the
Assignor a statement from the refiner of the gold produced from the mine which produces gold from the Jeni Mining Lease (the "Mine") confirming the total number of ounces of gold from the Mine. 4

5.3 Adjustments and Verification a) Payment of the Production Royalty by the Assignee shall not prejudice the right of the Assignee to adjust any statement supporting the payment;
provided. however, that all statements presented to the Assignor by tile Assignee for any
Calendar Quarter shall conclusively be presumed to be true and correct upon the expiration of
12 months following the end of the Calendar Quarter to which the statement relates, unless within that 12-month period the Assignee gives notice to the Assignor claiming an adjustment to the statement which will be reflected in subsequent payment of the Production Royalty to the Assignor. b) The Assignee shall not adjust any statement in favor of itself more than 12 months following the end of the Calendar Quarter to which the Statement relates. c) ThE
Assignor shall, upon 30 days' advance notice to the Assignee, have the right to request that the Assignee have its independent external auditors provide their audit certificate for the statement or adjusted statement, as it may relate to the agreement and the calculation of the Production Royalty. d) The cost of the audit certificate shall be solely for the Assignor's account unless the audit certificate discloses material error in the calculation of the Production
Royalty, in which case the assignee shall reimburse the Assignor the cost of the audit certificate. without limiting the generality of the foregoing, a discrepancy of at least one percent in the calculation of the Production Royalty shall be deemed to be the threshoId for what constitutes a material error. 6. ENVIROnmENTAL AND OTHER Obligations 6.1 The
Assignee shall be responsible for any environmental requirements under the laws of Ghana arising out of its operations from the effective date of this agreement including (without limitation) the posting of a reclamation bond. 5

6.2 Subject to the provisions of this Agreement the Assignor indemnifies and holds the Assignee harmless against all liabilities arising out of the operations on the Jeni mining Lease prior to this assignment. 6.3 The provisions of the immediately preceding Sub-paragraph shall not be construed to relieve the ASSignee of its obligation to develpc the Jeni Catchment Area as provided for under paragraph 4.1 of this agreement. 6.4 The Assignee undertakes to include plans for the remediation of the existing environmental disturbance created at the Jeni catchment Area In its mining plan when submitted to Government 6.4 The
Assignee shall not conduct small-scale mining operations 6.5 The Assignee shall comply with the work programme as approved by the minerals Commission.
7. APPLICABLE LAW 7.1 The validity, interpretation and performance of this agreemenlt shall be governed by the laws of the Republic of Ghana and the
Assignee shall at all times be subject to any restrictions that may be required by any law in Ghana or by any regulatory authority. 8. ARBITRATION 8.1 Any dispute, controversy or claim arising under, out of, or relating to this contract and any subsequent amendments of this contract, including, without limitation, its formation, validity, binding effect, interpretation, performance, breach or termination, as well as non-contractual claims, shall be referred to and finally determined by arbitration in accordance with the provisions of the Arbitration Act,
196,. Act 38. The arbitral tribunal shall consist of three arbitrators. Each party shall appoint one arbitrator and the third arbitrator who shall be the chairman, shall be appointed by both parties. The place of arbitration shall be Accra. The language to be used in the arbitral proceedings shall be English. The dispute, controversy or claim shall be decided in accordance with the laws of Ghana. 8.2 This clause shall not preclude any party from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator. 6

9. Notices 9.1 All notices, consents, demands or communication intended for any party pursuant to this agreement shall be made in writing and shall if: a) delivered by hand be deemed to have been duly received by the addressee on the date of delivery: b) posted by prepaid registered post be deemed to have been received by the addressee on the 14th (fourteenth) day following the date of such posting;
and i) transmitted by facsimile shall be deemed to have been received by the addressee 24 hours after the date and time contained in the facsimile confirmation receipt. 9.2 Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party. 9.3 The parties choose the following addresses as their respective addresses for all purposes hereof: 1. The
Official Liquidator Bonte Gold mines Limited in Official Liquidation Registrar
General's Department P. O. BoX 118 Accra 2. The managing director Keegan
Resources (Ghana) Limited Physical Address: #6 Templesi Lane. Airport Residential Area. Accra Postal Address: P O Box CT6153, Accra. Fax +233 21 777 345. 7

10. CONFIDENTIALITY 10.1 The Parties agree that the terms and conditions of this Agreement and confidential and shall not be divulged to any person not a Party to this Agreement without the consent of the other Party except as may be required by law, or to a proposed bona fide transferee or bona fide financier on a confidential basis. 11.Severability
11.1 If any provision of this Agreement is or shall become illegal, invalid or unenforceable, in whole or in part, the remaining provisions shall nevertheless be and remain valid and subsisting and the said remaining provisions shall be construed as if this agreement had been executed without the illegal, invalid or unenforceable portion. IN WITNESS
WHEREOF, the Parties have signed this Agreement, through their respective duly authorized representatives, on the day, month and year indicated below. Signed in 8 originals on the 19th day of February, 2008 Signed by: Joseph Kofi Harlley for and on behalf of the Assignor herein in the presence of (signature of witness) (full name & address of witness) 8

Signed by. Daniel T. (Dan) mccoy for and on behalf of the Assignee herein in the presence of (signature of witness) (full name & address of witness)